Exhibit 99.2

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying audited consolidated financial statements of Aurinia Pharmaceuticals Inc. (the Company) are the responsibility of management.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect, where appropriate, management’s best estimates and judgments based on currently available information. Management has prepared the financial information presented elsewhere in the Management’s Discussion and Analysis and has ensured it is consistent with the consolidated financial statements.
The Company maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.
The Board of Directors (the Board) exercises its responsibility over the consolidated financial statements and over financial reporting and internal controls principally through the Company’s Audit Committee. The Board appoints the Audit Committee and its members are outside and unrelated directors. The Audit Committee meets periodically with management to discuss internal controls over the financial reporting process and financial reporting issues and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board before such statements are approved by the Board. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) on behalf of the shareholders. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

(Signed) “Richard Glickman”	(Signed) “Dennis Bourgeault”
Chief Executive Officer	Chief Financial Officer

Victoria, British Columbia
March 15, 2019

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Aurinia Pharmaceuticals Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Aurinia Pharmaceuticals Inc. and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

“/s/PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Edmonton, Canada
March 15, 2019

We have served as the Company's auditor since at least 1997. We have not been able to determine the specific year we began serving as auditor of the Company.

Aurinia Pharmaceuticals Inc. Consolidated Statements of Financial Position As at December 31, 2018
(expressed in thousands of US dollars)

	2018 $	2017 $
Assets
Current assets
Cash and cash equivalents	117,967	165,629
Short term investments (note 5)	7,889	7,833
Accounts receivable and accrued interest receivable	217	109
Prepaid expenses, deposits and other	6,775	1,681
	132,848	175,252
Clinical trial contract deposits	358	448
Property and equipment (note 6)	41	31
Acquired intellectual property and other intangible assets (note 7)	12,616	14,116
	145,863	189,847
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 8)	7,071	7,959
Current portion of deferred revenue (note 9)	118	118
Contingent consideration (note 10)	72	73
	7,261	8,150
Deferred revenue (note 9)	324	442
Contingent consideration (note 10)	3,956	3,719
Derivative warrant liabilities (notes 11 and 23)	21,747	11,793
	33,288	24,104
Shareholders’ Equity
Share capital
Common shares (note 12)	504,650	499,200
Warrants (note 12)	—	906
Contributed surplus	24,690	18,360
Accumulated other comprehensive loss	(805)	(883)
Deficit	(415,960)	(351,840)
	112,575	165,743
	145,863	189,847
Commitments and contingencies (note 20)
Subsequent events (note 23)
The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors

(signed) Lorin J. Randall	(signed) Benjamin Rovinski
Director	Director

Aurinia Pharmaceuticals Inc. Consolidated Statements of Operations and Comprehensive Loss For the years ended December 31, 2018 and December 31, 2017
(expressed in thousands of US dollars, except per share data)

	2018 $	2017 $
Revenue (note 9)
Licensing revenue	118	418
Contract revenue	345	—
	463	418
Expenses
Research and development (note 13)	41,382	33,930
Corporate, administration and business development (note 13)	13,674	12,096
Amortization of acquired intellectual property and other intangible assets (note 7)	1,545	1,434
Amortization of property and equipment	20	22
Other expense (income) (note 14)	(2,065)	(196)
	54,556	47,286
Net loss before change in estimated fair value of derivative warrant liabilities	(54,093)	(46,868)
Change in estimated fair value of derivative warrant liabilities (note 11)	(9,954)	(23,924)
Loss before income taxes	(64,047)	(70,792)
Income tax expense (note 15)	73	—
Net loss for the year	(64,120)	(70,792)
Other comprehensive income (loss) Item that may be reclassified subsequently to income (loss)
Net change in fair value of short term investments (note 3)	—	(78)
Net comprehensive loss for the year	(64,120)	(70,870)
Net loss per common share (note 16) (expressed in $ per share)
Basic and diluted loss per common share	(0.76)	(0.92)
The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc. Consolidated Statements of Changes in Shareholders’ Equity For the years ended December 31, 2018 and December 31, 2017
(expressed in thousands of US dollars)

	Common shares $	Warrants $	Contributed surplus $	Deficit $	Accumulated other comprehensive loss $	Shareholders’ equity $
Balance – January 1, 2018	499,200	906	18,360	(351,840)	(883)	165,743
Opening adjustment on change in accounting policy (note 3)	—	—	—	—	78	78
Restated equity at the beginning of the year	499,200	906	18,360	(351,840)	(805)	165,821
Exercise of warrants	3,977	(906)	—	—	—	3,071
Exercise of stock options	1,473	—	(530)	—	—	943
Stock-based compensation	—	—	6,860	—	—	6,860
Net loss and comprehensive loss for the year	—	—	—	(64,120)	—	(64,120)
Balance - December 31, 2018	504,650	—	24,690	(415,960)	(805)	112,575

Balance – January 1, 2017	299,815	971	17,017	(281,048)	(805)	35,950
Issue of common shares	173,104	—	—	—	—	173,104
Share issue costs	(10,780)	—	—	—	—	(10,780)
Exercise of warrants	297	(65)	—	—	—	232
Exercise of derivative warrants	29,953	—	—	—	—	29,953
Exercise of stock options	6,811	—	(2,899)	—	—	3,912
Stock-based compensation	—	—	4,242	—	—	4,242
Net loss and comprehensive loss for the year	—	—	—	(70,792)	(78)	(70,870)
Balance - December 31, 2017	499,200	906	18,360	(351,840)	(883)	165,743
The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc. Consolidated Statements of Cash Flows For the years ended December 31, 2018 and December 31, 2017
(expressed in thousands of US dollars)

	2018 $	2017 $
Cash flow provided by (used in)
Operating activities
Net loss for the year	(64,120)	(70,792)
Adjustments for
Amortization of deferred revenue	(118)	(118)
Amortization of property and equipment	20	22
Amortization of acquired intellectual property and other intangible assets	1,545	1,434
Change in value and amortization of short term investments discount (premium) (note 18)	13	67
Revaluation of contingent consideration	236	502
Loss on disposal of equipment	—	1
Change in estimated fair value of derivative warrant liabilities	9,954	23,924
Stock-based compensation	6,860	4,242
	(45,610)	(40,718)
Contingent consideration milestones paid	—	(2,150)
Net change in other operating assets and liabilities (note 18)	(6,000)	1,699
Net cash used in operating activities	(51,610)	(41,169)

Investing activities (note 18)
Purchase of short term investments	(36,084)	(97,996)
Proceeds on disposal/maturity of short term investments	36,093	90,018
Purchase of equipment	(30)	(25)
Capitalized patent costs	(45)	—
Net cash used in investing activities	(66)	(8,003)

Financing activities (note 18)
Net proceeds from issuance of common shares	—	162,324
Proceeds from exercise of derivative warrants	—	8,684
Proceeds from exercise of warrants	3,071	232
Proceeds from exercise of stock options	943	3,912
Net cash generated from financing activities	4,014	175,152
(Decrease) Increase in cash and cash equivalents during the year	(47,662)	125,980
Cash and cash equivalents – Beginning of year	165,629	39,649
Cash and cash equivalents – End of year	117,967	165,629
The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

1	Corporate information
Aurinia Pharmaceuticals Inc. or the Company is a late clinical stage biopharmaceutical company, focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The Company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN), focal segmental glomerulosclerosis (FSGS), and Dry Eye Syndrome (DES).
Aurinia's head office is located at #1203-4464 Markham Street, Victoria, British Columbia, V8Z 7X8. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta, T5S 2H5 where the finance function is performed.
Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s common shares are currently listed and traded on the NASDAQ Global Market (NASDAQ) under the symbol AUPH and on the Toronto Stock Exchange (TSX) under the symbol AUP.
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma U.S., Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

2	Basis of preparation
Statement of compliance
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (IFRS).
The consolidated financial statements were authorized for issue by the Board of Directors on March 15, 2019.
Basis of measurement
The consolidated financial statements have been prepared on a going concern and historical cost basis, other than certain financial instruments recognized at fair value.
Functional and presentation currency
These consolidated financial statements are presented in United States (US) dollars, which is the Company’s functional currency.
Summary of significant accounting policies and changes in accounting policies
Consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies. The Company has a 100% voting interest in all of its subsidiaries.
Intercompany transactions, balances and unrealized gains on transactions between companies are eliminated.
Translation of foreign currencies
Each asset and liability, revenue or expense arising from a foreign currency transaction is recorded at average rates of exchange during the period. The monetary assets and liabilities denominated in foreign currencies are translated into US dollars at rates of exchange in effect at the end of the period. Foreign exchange gains and losses arising on translation or settlement of a foreign currency denominated monetary item are included in the consolidated statements of operations and comprehensive loss.
All references to CA$ are to the lawful currency of Canada.
Revenue recognition
IFRS 15 replaces IAS 18, Revenue, IAS 11 Construction Contracts, and other interpretive guidance associated with revenue recognition and provides a single model to determine how and when an entity should recognize revenue, as well as requiring entities to provide more informative, relevant disclosures in respect of its revenue recognition criteria.
The Company's accounting policy commencing January 1, 2018 is described below.
The Company has agreements in specific regions with strategic partners. These agreements may include one-time payments (upfront payments), payments in the form of cost reimbursements, milestone payments, royalties and license fees.

(1)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

Once the Company determines that a contract exists and the contract is with a customer, it identifies the performance obligations within the contract. A performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services and is the unit of account for recognizing revenue.
Next the Company determines the transaction price. The transaction price reflects the amount of consideration to which the Company expects to be entitled in exchange for the goods or services transferred. Management takes into account consideration that is variable and only includes variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
The transaction price is then allocated to the various performance obligations based on the relative standalone selling prices of the goods or services being provided.
Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a partner at a point in time or over time.
Where the period between the transfer of goods or services to the customer and payment exceeds one year the transaction prices are adjusted for the time value of money.
Revenues for each unit of accounting are recorded as described below:

•	Licensing revenues
License revenues represent non-refundable payments received at the time of signature of license agreements. The licensing agreement can represent a right to access, that transfers over time or a right to use, that transfers at a point in time.
The promise is to provide a right to access when the contract requires, or the customer reasonably expects, that the Company will undertake activities that significantly affect the intellectual property to which the customer has rights, when the rights granted by the license directly expose the customer to any positive or negative effects of the Company’s activities that may significantly affect the intellectual property and those activities do not result in the transfer of a good or service to the customer as those significant activities occur. If these criteria are met, the Company recognizes the revenue on a systematic basis over the period which the related services and activities are rendered and all obligations are performed.
If these criteria are not met, it is a right to use a license, and the revenue is recognized when the license is granted to the customer at a point in time.

•	Contract revenue
Contract revenue includes any other contracts service or sale agreements entered into outside of licensing arrangements. These contracts include non-refundable payments received in milestones or royalty payments which are recognized according to the milestone payments and royalty payments following.

•	Milestone payments
Milestone payments can be part of both licensing arrangements and other service or sale contracts. These are generally based on developmental or regulatory events, are forms of variable consideration and are only included in the transaction price and recognized as revenue when it is highly probable that a significant reversal will not occur when the uncertainty associated with the milestone is subsequently resolved.

•	Royalty payments
Royalty payments can be part of both licensing arrangements and other service or sale contracts. Royalty payments are recognized only when the later of the subsequent sale occurs and the performance obligation to which some or all of the royalty has been allocated has been satisfied or partially satisfied.
Up to December 31, 2017, payments received under collaboration agreements, which may have included upfront payments, milestone payments, contract services, royalties and license fees were recorded as follows:

•	Licensing and research and development revenues
The Company has agreements in specific regions with strategic partners. Licensing agreements usually include one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts. Revenues associated with those multiple-element arrangements were allocated to the various elements based on their relative fair value.

(2)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

Agreements containing multiple elements were divided into separate units of accounting if certain criteria were met, including whether the delivered element had stand-alone value to the customer and whether there was objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received was allocated among the separate units based on each unit’s fair value, and the applicable revenue recognition criteria were applied to each of the separate units.
License fees representing non-refundable payment received at the time of signature of a licensing agreements were recognized as revenue when the Company had no significant future performance obligations and collectability of the fees was reasonably assured. License fees received at the beginning of licensing agreements were significant future obligations exist were deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations were performed.

•	Milestone payments
Milestone payments, which were generally based on developmental or regulatory events, were recognized when the milestones were achieved, collectability was assured, and when the Company had no significant future performance obligations in connection with the milestones.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash equivalents are readily converted into known amounts of cash, and are subject to an insignificant risk of change in value.
Property and equipment
Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The carrying amount of a replaced asset is derecognized when replaced. Repair and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.
The major categories of property and equipment are amortized on a straight-line basis as follows:

Computer equipment and software	3 years
Office equipment and furniture	5 years
Leasehold improvements	term of the lease
Acquired intellectual property and other intangible assets
External patent costs specifically associated with the preparation, filing and obtaining of patents are capitalized and amortized straight-line over the shorter of the estimated useful life and the patent life, commencing in the year of the grant of the patent. Other intellectual property expenditures are recorded as research and development expenses on the consolidated statements of operations and comprehensive loss as incurred.
Separately acquired intellectual property is shown at historical cost. The initial recognition of a reacquired right is recognized as an intangible asset measured on the basis of the remaining contractual term of the related contract. If the terms of the contract giving rise to a reacquired right are favourable or unfavourable relative to the terms of current market transactions for the same or similar items, the difference is recognized as a gain or loss in the consolidated statements of operations and comprehensive loss upon initial recognition. Purchased intellectual property and reacquired rights are capitalized and amortized on a straight-line basis in the consolidated statements of operations and comprehensive loss over periods ranging from 10 to 20 years.
Impairment of non-financial assets
Property and equipment and acquired intellectual property and other intangible assets with a finite useful life are tested for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.
Share capital
Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects. Transaction costs might be incurred in anticipation of an issuance of equity instruments and across reporting periods. As such the costs are deferred on the balance sheet until the equity instrument is recognized. Deferred costs are subsequently reclassified as a deduction from equity when the equity instruments are recognized. If the equity instruments are not subsequently issued, the transaction costs are recognized as an expense.

(3)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

Proceeds from the issue of common share purchase warrants (warrants) treated as equity are recorded as a separate component of equity. Costs incurred on the issue of warrants are netted against proceeds. Warrants issued with common shares are measured at fair value at the date of issue using the Black-Scholes pricing model, which incorporates certain input assumptions including the warrant price, risk-free interest rate, expected warrant life and expected share price volatility. The fair value is included as a component of equity and is transferred from warrants to common shares on exercise.
Provisions
A provision is recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.
Research and development
Research costs are expensed in the year incurred. Development costs are expensed as incurred except for those that meet the criteria for capitalization, including, among other criteria obtaining final market approval by the regulatory authority, in which case they are capitalized and then amortized over the useful life. No development costs have been capitalized to date.
Stock-based compensation
The Company records stock-based compensation related to employee stock options granted using the estimated fair value of the options at the date of grant. The estimated fair value is expensed as employee benefits over the period in which employees unconditionally become entitled to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related services at the vesting date. The corresponding charge is to contributed surplus which is converted to share capital upon exercise. Any consideration received by the Company in connection with the exercise of stock options is credited to share capital.
Leases
Operating lease payments are recognized in the consolidated statements of operations and comprehensive loss on a straight-line basis over the term of the lease.
Income tax
Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statements of operations and comprehensive loss except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the income tax is also recognized directly in shareholders’ equity.
Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the end of the reporting period, and any adjustments to tax payable in respect of previous years.
In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined on a non-discounted basis using the tax rates and laws that have been enacted or substantively enacted at the consolidated statements of financial position dates and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable the assets can be recovered.
Earnings (loss) per share
Basic earnings (loss) per share (EPS) is calculated by dividing the net income (loss) for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.
Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options and warrants.
Financial instruments
Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the

(4)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.
A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date.
IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.
From January 1, 2018 financial assets and liabilities are classified into three categories: amortized cost, fair value through profit or loss (“FVPL”) and fair value through other comprehensive income (“FVOCI”). The classification of financial assets is determined by their context in the Company's business model and by characteristics of the financial assets contractual cash flows.

Financial assets and financial liabilities are measured at fair value on initial recognition, which is typically the transaction price unless a financial instrument contains a significant financing component. Subsequent measurement is dependent on the financial instrument's classification. At initial recognition, the Company classifies its financial instruments in the following categories:

i)
Amortized cost: Cash and cash equivalents, short term investments, accounts receivable and accrued interest receivable and accounts payable and accrued liabilities are measured at amortized cost. The contractual cash flows received from the financial assets are solely payments of principal and interest and are held within a business model whose objective is to collect the contractual cash flows. The financial assets and financial liabilities are subsequently measured at amortized cost using the effective interest method.

ii)
FVPL: The Contingent consideration provided to ILJIN SNT Co., Ltd. (ILJIN) (see note 10) and the derivatives warrant liabilities (see note 11) are measured initially at FVPL and are subsequently measured at fair value with changes in fair value immediately charged to the consolidated statements of operations.

iii)
FVOCI: Financial assets measured at FVOCI are subsequently measured at fair value with changes in fair value being recognized in OCI net of tax. Transaction costs related to the purchase of financial assets are measured at FVOCI. Interest impairment and foreign exchange gains or losses are recognized in the statement of operations while all other gains or losses are recognized in OCI. The Company has not classified any equity instruments at FVOCI.

Until December 31, 2017 the Company classified its financial instruments in the following categories:

i)
Financial assets and liabilities at fair value through profit or loss: a financial asset or liability was classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term.

Financial instruments in this category were recognized initially and subsequently at fair value. Gains and losses arising from changes in fair value were presented in the consolidated statements of operations and comprehensive loss within other expense (income) in the period in which they arose.

ii)
Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprised accounts receivable and cash. Cash equivalents were also included in current assets due to their short-term nature. Loans and receivables were initially recognized at the amount expected to be received, less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest rate method less a provision for impairment.

iii)
Available for sale financial assets: Available for sale assets are non-derivative financial assets and short term investments that were designated as available for sale and are not categorized into any of the other categories described above. They were initially recognized at fair value including direct and incremental transaction costs. They were subsequently recognized at fair value. Gains and losses arising from changes in fair value were included as a separate component of equity until sale, when the cumulative gain or loss is transferred to the consolidated statements of operations and comprehensive loss. Interest was determined using the effective interest method, and impairment losses and translation differences on monetary items were recognized in the consolidated statements of operations and comprehensive loss.

iv)
Financial liabilities at amortized cost: Financial liabilities at amortized cost are composed of accounts payable and accrued liabilities. Trade payables and accrued liabilities were initially recognized at the amount required to be paid, less, when material, a discount to reduce payables to fair value. Subsequently, accounts payables were measured at amortized cost using

(5)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

the effective interest method. These were classified as current liabilities if payment is due within 12 months. Otherwise, they were presented as non-current liabilities.

v)
Financial liabilities at fair value: Contingent consideration provided to ILJIN SNT Co., Ltd. (ILJIN) (see note 10) and derivative warrant liabilities (see note 11) were financial liabilities recorded at fair value with subsequent changes in fair value recorded in the consolidated statements of operations and comprehensive loss.

Impairment of financial assets
From January 1, 2018 the Company uses a forward-looking expected credit loss model (“ECL”). The new impairment model will apply to financial assets measured at amortized cost or FVOCI, except for investments in equity instruments, and to contract assets. Under IFRS 9, loss allowances will be measured on either of the following bases: i. 12-month ECLs which are ECLs that result from possible default events within 12 months after the reporting date; and ii. lifetime ECLs which ware ECLs that result from all possible default events over the expected life of a financial instruments.

For receivables, the Company applies the simplified, forward-looking approach permitted by IFRS 9 to measuring ECLs which allows a lifetime expected loss allowance for all trade receivables to be recognized from initial recognition of the receivables. Impairment losses on financial assets carried at amortized cost or FVOCI are reversed in subsequent years if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. For debt instruments carried at amortized cost , the Company uses a ECL model which depends on whether there has been a significant increase in the credit risk.

Until December 31, 2017 at each statement of financial position date, the Company assessed whether there was objective evidence a financial asset or group of financial assets was impaired. A financial asset or group of financial assets is impaired and impairment losses were incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. If such evidence existed, the Company recognized an impairment loss.

The amount of the loss was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount was reduced and the amount of the loss was recognized in the consolidated statements of operations and comprehensive loss. If a loan had a variable interest rate, the discount rate for measuring any impairment loss was the current effective interest rate determined under the contract. For practical reasons, the Company measured impairment on the basis of an instrument’s fair value using an observable market price.

3	Recent Changes in Accounting Standards
New accounting standards adopted in the year
The Company has adopted three new and revised standards, effective January 1, 2018. This note explains the impact of the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers and IFRS 2 Share based payment on the Company’s financial statements that have been applied from January 1, 2018, where they are different to those applied in the prior period.

•	IFRS 9 Financial Instruments
The adoption of IFRS 9 Financial Instruments using the modified retrospective approach on January 1, 2018 (the date of initial application of IFRS 9) results in a change in accounting policy. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. The reclassification of financial assets have therefore been recognized in the opening balance sheet on January 1, 2018. The new standard introduces expanded disclosure requirements and changes in presentation, these have minimally impacted the nature and extent of the Company's disclosures. IFRS 9 is a three-part standard to replace IAS 39 Financial Instruments: Recognition and Measurement, addressing new requirements for (i) classification and measurement, (ii) impairment, and (iii) hedge accounting.
Classification and measurement
On January 1, 2018 the Company has assessed which business models apply to the financial assets held by the Company and has classified its financial instruments into the appropriate IFRS 9 categories. There was no impact to the financial liabilities held by the Company.
Cash and cash equivalents, short term investments and accounts receivable are recorded initially at fair value and subsequently at amortized cost using the effective interest method less any provisions for impairment.

(6)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

The impact to short term investments due to the classification of these assets in accordance with IFRS 9 is outlined below:

	Short term investments	Accumulated other comprehensive loss
Balance at December 31, 2017 – IAS 39	7,833	883
Reclassify investments from available-for-sale to amortized cost	78	(78)
Balance at January 1, 2018 – IFRS 9	7,911	805
The investments held at December 31, 2017 were reclassified from available for sale to amortized cost. At January 1, 2018, the date of initial application, the Company's business model is to hold investments for collection of contractual cash flows, and the cash flows represent solely payments of principal and interest on the principal amount. The fair value loss of $78,000 would have otherwise been recognized in other comprehensive income (OCI) had the short term investments not been reclassified to amortized cost.
There was no impact to cash and cash equivalents and accounts receivable resulting from the adoption of IFRS 9.
Impairment of financial assets
The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. The Company has a nominal amount of accounts receivable, therefore, the change in impairment methodology due to the new standard does not have a significant impact on the financial statements. The Company's cash and cash equivalents and short term investments are also subject to the impairment requirements of IFRS 9, the identified impairment loss is not material.
Hedge Accounting
The Company had not entered into any hedges as at December 31, 2017 and has not undertaken hedging activities in the year ended December 31, 2018 therefore the hedge accounting section standard is not applicable to the Company at this time and does not have an impact on the financial statements.

•	IFRS 15 Revenues from Contracts with Customers
The adoption of IFRS 15 Revenue from Contracts with customers using the modified retrospective and the completed contract practical expedient approaches on January 1, 2018 (the date of initial application of IFRS 15) does result in a change in accounting policy. However, the adoption did not have a material impact on the financial statements, and as a result the 2017 comparatives are not required to be restated. The new standard replaces IAS 18, Revenue, IAS 11 Construction Contracts, and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single model to determine how and when an entity should recognize revenue, as well as requiring entities to provide more informative, relevant disclosures in respect of its revenue recognition criteria.
The modified retrospective approach results in the cumulative effect, if any, of adoption being recognized at the date of initial application. The Company currently has no product sales or significant sources of revenue, therefore there is no effect upon initial application.

•	IFRS 2 Share based payments
In June, 2016, the IASB issued final amendments to IFRS 2, clarifying how to account for certain types of share based payment transactions. These amendments, which were developed through the IFRS Interpretations Committee, provide requirements on the accounting for: (i) the effect of vesting and non-vesting conditions on the measurement of cash-settled share based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classifications of the transaction from cash-settled to equity-settled. The Company has evaluated the impact of these amendments and as a result have determined that there is no required change to the Company's accounting policy related to Share based payments, and therefore no changes to the consolidated financial statements are required.

New accounting standard not yet adopted

The following standard is effective for annual periods beginning on or after January 1, 2019 and has not been applied in preparing these annual consolidated financial statements.

(7)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

•	IFRS 16 Leases
In January, 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts. There is an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption if IFRS 15 is also applied. Aurinia has elected to adopt IFRS 16 effective January 1, 2019.

At the date of adoption of IFRS 16, Aurinia will recognize a lease liability and right-of-use asset. The lease liability will be measured at the present value of the future lease payments during the lease term which is estimated to be an average of three years at the date of adoption, discounted using incremental borrowing rates which, in most instances, will be an average interest rate on borrowings for companies comparable to the Company. The right-of-use asset will be initially calculated at an amount equal to the initial value of the lease liability adjusted as required under the standard for specific items. The right-of-use asset is expected to be amortized using the straight-line method from the date of adoption to the end of the lease term. Interest on the lease liability will be calculated using the effective interest method with rent payments reducing the liability. As a result of these changes, there will be a increase in 2019 to interest expense and amortization, and a reduction in Corporate, administration and business development expenses (note 13) on the Statement of Operations and Comprehensive Loss due to the decrease in rent expense. To date, management has identified two facility lease agreements that will have an impact on the consolidated financial statements. As at the reporting date, the non-cancelable commitment related to these two leases is $800,000 (note 20). Management is assessing and quantifying the potential financial impact that the adoption will have on the Company's consolidated financial statements. Management is also currently reviewing Aurinia's non-facility related contracts and agreements to determine whether any of the agreements will impact the Company's consolidated financial statements. The company will be ready to report under IFRS 16 in its first quarter financial statements in 2019.

4	Critical accounting estimates and judgments
The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure the consolidated financial statements are presented fairly and in accordance with IFRS.
Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.
Critical estimates in applying the Company’s accounting policies

•	Contingent consideration
Contingent consideration is a financial liability recorded at fair value. The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact on the results from operations. The impact of changes in key assumptions is described in note 10.

(8)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

•	Derivative Warrant Liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value.
The Company uses the Black-Scholes pricing model to estimate fair value at each exercise and period end date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants. The impact of changes in key assumptions is described in note 11.

•	Fair value of stock options
Determining the fair value of stock options on the grant date, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the term of the underlying instrument.
Critical judgments in applying the Company’s accounting policies

•	Revenue recognition
Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate performance obligations and to allocate related consideration to each separate performance obligation. Where deferral of license fees is deemed appropriate, subsequent revenue recognition is often determined based on certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. The estimate of variable consideration requires significant judgment and an assessment of their potential reversal. Management also uses judgement in assessing if a license is a right to use or a right to access intellectual property. Factors that are considered include whether the customer reasonably expects (arising from the entity's customary business practices) that the entity will undertake activities that will significantly affect the intellectual property, the rights granted by the license directly expose the customer to any positive or negative effects of the entity's activities and whether those activities transfer a separate good or service to the customer. To the extent that any of the key assumptions or estimates change, future operating results could be affected.

•	Impairment of intangible assets
The Company follows the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, the Company is required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which the Company operates as well as the results of its ongoing development programs. Management also considers the carrying amount of the Company’s net assets in relation to its market capitalization as a key indicator. In making a judgment as to whether impairment indicators exist as at December 31, 2018, management concluded there were none.

•	Derivative warrant liabilities
Management has determined that derivative warrant liabilities are classified as long term as these derivative warrant liabilities will ultimately be settled for common shares and therefore the classification is not relevant.

5	Short term investments
Upon adoption of IFRS 9, the Company determined that its business model for managing short term investments is to hold the investments for cash flow collection and this is congruent with the classification of financial assets held at amortized cost outlined in IFRS 9. As a result, on January 1, 2018, the Company has reclassified short term investments originally held as available for sale at December 31, 2017 to short term investments held at amortized cost without restating comparative information. For further information regarding the adoption of IFRS 9 see note 3.

(9)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

The Company's classification of short term investments is as noted below:

	Amortized Cost	Fair Value	Fair Value
	2018 $	2018 $	2017 $
Amortized cost
Canadian Government Bond	3,912	3,902	—
Bank of Nova Scotia Treasury Note	3,977	3,955	—
Available for sale (fair value)
Canadian Government Bond	—	—	3,888
Bank of Nova Scotia Treasury Note	—	—	3,945
	7,889	7,856	7,833

The average duration of the interest-bearing securities is 1.69 years and the average yield to maturity is 1.64%.
For the year ended December 31, 2017 short term investments held at fair value were classified as Level 2 in the fair value hierarchy and the fair value was determined by using quoted market prices.

6	Property and equipment

	Computer equipment and software $	Office equipment and furniture $	Leasehold improvements $	Total $
Year ended December 31, 2018
As at January 1, 2018	28	3	—	31
Additions	30	—	—	30
Amortization	(19)	(1)	—	(20)
Net book value	39	2	—	41
As at December 31, 2018
Cost	94	41	34	169
Accumulated amortization	(55)	(39)	(34)	(128)
Net book value	39	2	—	41

Year ended December 31, 2017
As at January 1, 2017	19	5	5	29
Additions	25	—	—	25
Disposal	(1)	—	—	(1)
Amortization	(15)	(2)	(5)	(22)
Net book value	28	3	—	31
As at December 31, 2017
Cost	156	41	34	231
Accumulated amortization	(128)	(38)	(34)	(200)
Net book value	28	3	—	31

(10)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

7	Acquired intellectual property and other intangible assets

	Patents $	Acquired intellectual property and reacquired rights $	Total $
Year ended December 31, 2018
Opening net book value	773	13,343	14,116
Additions	45	—	45
Amortization for the year	(260)	(1,285)	(1,545)
Closing net book value	558	12,058	12,616
As at December 31, 2018
Cost	1,551	19,075	20,626
Accumulated amortization	(993)	(7,017)	(8,010)
Net book value	558	12,058	12,616

Year ended December 31, 2017
Opening net book value	922	14,628	15,550
Amortization for the year	(149)	(1,285)	(1,434)
Closing net book value	773	13,343	14,116
As at December 31, 2017
Cost	2,171	19,075	21,246
Accumulated amortization	(1,398)	(5,732)	(7,130)
Net book value	773	13,343	14,116

The remaining amortization period of the intangible assets calculated using the weighted average of the useful life is 9.59 years.

8Accounts payable and accrued liabilities

	2018 $	2017 $
Trade payables	2,951	3,773
Other accrued liabilities	1,849	2,149
Employee accruals	2,271	2,037
	7,071	7,959

9	Licensing revenue, contract revenue and deferred revenue
Licensing Revenue
The Company recorded licensing revenue of $118,000 (2017 - $118,000) related to the upfront license payment of $1,500,000 received in 2010 pursuant to the 3SBio Inc. license agreement. Under the agreement, the primary substantive obligations of the Company are to grant the license and transfer intellectual knowledge to 3SBio. Under the agreement, the Company is also required to maintain the patent portfolio in China, Taiwan and Hong Kong, and to provide further support and cooperation to 3SBio over the life of the agreement, which coincides with the life of the patents. Any additional assistance which may be provided to 3SBio will be performed on a full cost recovery basis. The deferred licensing fee revenue is recognized on a straight-line basis as the Company satisfies the performance obligations over the life of the patents and the benefit to the customer transfers ratably throughout the patent live, which expires in 2022. As at December 31, 2018, $442,000 (2017 - $560,000) of deferred revenue remains relating to this payment. The Company will provide commercial supply to 3SBio on a cost-plus basis and will receive ongoing royalties based on sales of voclosporin by 3SBio.
On April 17, 2017, the Company entered into an agreement with Merck Animal Health (“MAH”) whereby the Company granted them worldwide rights to develop and commercialize its patented nanomicellar voclosporin ophthalmic solution (“VOS”) for the treatment of Dry Eye Syndrome in dogs. Under the terms of the agreement, the Company received a Technology Access fee of $300,000. This agreement provided MAH with a right to use intellectual property. MAH was able to direct the use of and obtain substantially all of the benefits from the license at the time that control of the rights were transferred and therefore, the $300,000 Technology Access fee was recognized as revenue in the year ended December 31, 2017. The Company is eligible to receive further payments based on certain development and sales milestones and receive royalties based on global product sales.

(11)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

Contract Revenue
The Company earned a contract milestone of $345,000 (CA$450,000) pursuant to a purchase and sale agreement dated February 14, 2014 between Ciclofilin Pharmaceuticals Corp. (now Contravir Pharmaceuticals, Inc.) and Aurinia Pharmaceuticals Inc. under which the Company sold the Non-Immunosuppressive Cyclosporine Analogue Molecules (NICAMs) early stage research and development asset to Ciclofilin. The Company is eligible to receive further payments based on certain development and sales milestones and to receive royalties based on global product sales. The Company has no obligations under this agreement.

10	Contingent consideration
The outstanding fair value of contingent consideration payable to ILJIN an affiliated shareholder and related party, is the result of an Arrangement Agreement (the Agreement) completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. Pursuant to the Agreement, payments of up to $10,000,000 may be paid dependent on the achievement of pre-defined clinical and marketing milestones.
During 2018 no payments were made to ILJIN. In 2017 the Company paid ILJIN $2,150,000 upon the achievement of two specific milestones.
At December 31, 2018, if all of the remaining milestones are met, the timing of these payments is estimated to occur as follows:

$
2019	100
2020	625
2021	7,125
7,850

The fair value estimates at December 31, 2018 were based on a discount rate of 10% (2017 - 10%) and a presumed payment range between 50% and 74% (2017- 50% and 75%). The fair value of this contingent consideration as at December 31, 2018 was estimated to be $4,028,000 (December 31, 2017 - $3,792,000) and was determined by estimating the probability and timing of achieving the milestones and applying the income approach.

The change in the revaluation amount in 2018 resulted primarily from the change in the expected timing of milestone payments and the passage of time. The passage of time resulted in a revaluation of contingent consideration expense of $236,000 for the year ended December 31, 2018. The change in probability factors for the milestones achieved and the passage of time resulted in a revaluation of contingent consideration expense of $502,000 for the year ended December 31, 2017.

This is a Level 3 recurring fair value measurement. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the net present value (NPV) of the obligation by approximately $622,000 as at December 31, 2018. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the NPV of the obligation by approximately $620,000 as at December 31, 2018. If the discount rate were to increase to 12%, this would decrease the NPV of the obligation by approximately $172,000. If the discount rate were to decrease to 8%, this would increase the NPV of the obligation by approximately $185,000.

11	Derivative warrant liabilities
In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. The derivative liabilities will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Company. Immediately prior to exercise, the warrants are remeasured at their estimated fair value. Upon exercise, the intrinsic value is transferred to share capital (the intrinsic value is the share price at the date the warrant is exercised less the exercise price of the warrant) . Any remaining fair value is recorded through the statement of operations and comprehensive loss as part of the change in estimated fair value of derivative warrant liabilities.

(12)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

	December 28, 2016 Warrants		February 14, 2014 Warrants		Total
	# of warrants (in thousands)	$	# of warrants (in thousands)	$	# of warrants (in thousands)	$
Balance at January 1, 2018	3,523	8,948	1,738	2,845	5,261	11,793
Revaluation of derivative warrant liability	—	6,527	—	3,427	—	9,954
Balance at December 31, 2018	3,523	15,475	1,738	6,272	5,261	21,747

Balance at January 1, 2017	6,388	7,405	3,748	1,733	10,136	9,138
Conversion to equity (common shares) upon exercise of warrants	(2,865)	(12,421)	(2,010)	(8,848)	(4,875)	(21,269)
Revaluation of derivative warrant liability upon exercise of warrants	—	(3,844)	—	(1,013)	—	(4,857)
Revaluation of derivative warrant liability	—	17,808	—	10,973	—	28,781
Balance at December 31, 2017	3,523	8,948	1,738	2,845	5,261	11,793
Derivative warrant liability related to December 28, 2016 Bought Deal public offering
On December 28, 2016, the Company completed a $28,750,000 Bought Deal public offering (the Offering). Under the terms of the Offering, the Company issued 12,778,000 units at a subscription price per Unit of $2.25, each Unit consisting of one common share and one-half (0.50) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. The holders of the Warrants issued pursuant to this offering may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the Warrant Shares to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.
At initial recognition on December 28, 2016, the Company recorded a derivative warrant liability of $7,223,000 based on the estimated fair value of the Warrants with allocated share issuance costs of $655,000 recognized as other expense.
There were no warrant exercises in 2018. In 2017, certain holders of Warrants exercised 2,865,000 at $3.00 per share for a gross proceeds of $8,596,000. These Warrants had an estimated fair value of $16,266,000 on the dates of exercise, determined using the Black-Scholes warrant pricing model. Of this amount $12,421,000 was transferred from derivative warrant liabilities to equity (common shares) and $3,844,000 was recorded through the statement of operations and comprehensive loss as a part of the change in estimated fair value of derivative warrant liabilities.
The Company uses the Black-Scholes pricing model to estimate fair value. The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue. The life of warrant is based on the contractual term.
As at December 31, 2018, the Company revalued the remaining derivative warrants at an estimated fair value of $15,475,000 (December 31, 2017 – $8,948,000). The Company recorded an increase in the estimated fair value of the derivative warrant liability of $6,527,000 for the year ended December 31, 2018 (2017 - $17,808,000).
The following assumptions were used to estimate the fair value of the derivative warrant liability on December 31, 2018 and December 31, 2017.

	2018	2017
Annualized volatility	55%	55%
Risk-free interest rate	2.45%	2.08%
Life of warrants in years	2.99	3.99
Dividend rate	0.0%	0.0%
Market price	6.82	4.53
Fair value per Warrant	4.39	2.54

(13)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

Derivative warrant liability related to February 14, 2014 private placement offering
On February 14, 2014, the Company completed a $52,000,000 private placement. Under the terms of the Offering, the Company issued 18,919,404 units at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the Warrants issued pursuant to the February 14, 2014 private placement may elect, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.
There were no warrant exercises in 2018. In 2017, certain holders of these Warrants elected this option and the Company issued 1,154,000 common shares on the cashless exercise of 1,983,000 Warrants. These Warrants had an estimated fair value of $9,861,000 at the dates of exercise, determined using the Black-Scholes warrant pricing model. Of this amount, $8,848,000 was transferred from derivative warrant liabilities to equity (common shares) and $1,013,000 was recorded through the statement of operations and comprehensive loss as part of the change in estimated fair value of derivative warrant liabilities. One holder of 27,000 w arrants exercised these warrants for cash and received 27,000 common shares. The Company received cash proceeds of $88,000.
As at December 31, 2018, the Company revalued the remaining derivative warrant liability at an estimated fair value of $6,272,000 (December 31, 2017 – $2,845,000). The Company recorded an increase in the estimated fair value of the derivative warrant liability of $3,427,000 for the year ended December 31, 2018 (2017 – $10,973,000).
The remaining Warrants were fully exercised subsequent to year end, more information related to these exercises can be found in note 23 - subsequent events.
The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based on the contractual term.
The Company uses the Black-Scholes pricing model to estimate fair value. The following assumptions were used to estimate the fair value of the derivative warrant liability on December 31, 2018 and December 31, 2017.

	2018	2017
Annualized volatility	45%	48%
Risk-free interest rate	2.56%	1.76%
Life of warrants in years	0.12	1.12
Dividend rate	0.0%	0.0%
Market price	6.82	4.53
Fair value per Warrant	3.61	1.64
These derivative warrant liabilities are Level 3 recurring fair value measurements.
The key Level 3 inputs used by management to estimate the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $3,407,000 as at December 31, 2018. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $3,370,000. If the volatility were to increase by 10%, this would increase the estimated fair value of the obligation by approximately $344,000. If the volatility were to decrease by 10%, this would decrease estimated fair value of the obligation by approximately $322,000 as at December 31, 2018.

(14)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

12	Share capital

a)	Common shares
Authorized
Unlimited common shares without par value
Issued

	Common shares
	Number (in thousands)	$
Balance as at January 1, 2018	84,052	499,200
Issued pursuant to exercise of warrants	1,172	3,977
Issued pursuant to exercise of stock options	276	1,473
Balance as at December 31, 2018	85,500	504,650

Balance as at January 1, 2017	52,808	299,815
Issued pursuant to Public Offering	25,645	162,324
Issued pursuant to exercise of warrants	85	297
Issued pursuant to exercise of derivative liability warrants (note 10)	4,020	29,953
Issued pursuant to exercise of stock options	1,494	6,811
Balance as at December 31, 2017	84,052	499,200

2018
November 30, 2018 ATM facility
On November 30, 2018 the Company entered into an Open Market Sale Agreement (the “Sale Agreement”) with Jefferies LLC (“Jefferies”) pursuant to which the Company may from time to time sell, through at-the-market (“ATM”) offerings, common shares that would have an aggregate offering price of up to US$30,000,000. Aurinia filed a prospectus supplement with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplements Aurinia’s short form base shelf prospectus dated March 26, 2018, and Aurinia’s shelf registration statement on Form F-10 dated March 26, 2018, declared effective on March 29, 2018. The listing of any shares sold pursuant to the ATM offering is subject to the approval of the Toronto Stock Exchange and NASDAQ. Jefferies, at Aurinia’s discretion and instruction, were to use its commercially reasonable efforts to sell the Common Shares at market prices from time to time. Sales in the ATM offering would only be conducted in the United States through NASDAQ or another exchange at market prices. No sales were to be conducted in Canada or through the Toronto Stock Exchange.
There were no sales through this ATM Facility in 2018. Subsequent to the year end, this ATM facility was fully utilized as more fully described in Note 23.
2017
March 20, 2017 public offering
On March 20, 2017 the Company completed a public offering of 25,645,000 common shares at a price of $6.75 per share. The offering included 3,345,000 common shares from the overallotment exercised by the underwriters. Gross proceeds from this Offering were $173,104,000 and the share issue costs totaled $10,780,000 which included a 6% underwriting commission of $10,386,000 and other offering expenses.

(15)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

b)	Warrants
Issued

	Warrants
	Number (in thousands)	$
Balance as at January 1, 2018	1,172	906
Warrants exercised	(1,172)	(906)
Balance as at December 31, 2018	—	—

Balance as at January 1, 2017	1,257	971
Warrants exercised	(85)	(65)
Balance as at December 31, 2017	1,172	906

A summary of the outstanding warrants as at December 31, 2018 is presented below:

Expiry date	Number (in thousands)	Weighted average exercise price $
February 14, 2019 (notes 11 and 23)	1,738	3.22
December 28, 2021 (note 11)	3,523	3.00
	5,261	3.07

c)	Stock options and compensation expense
A summary of the stock options outstanding as at December 31, 2018 and 2017 and changes during the years ended on those dates is presented below:

	2018		2017
	Number	Weighted average exercise price in CA$	Number	Weighted average exercise price in CA$
Outstanding – Beginning of year	4,864	4.80	4,052	3.74
Granted pursuant to Stock Option Plan	3,003	6.54	2,729	5.44
Exercised	(276)	4.40	(1,494)	3.42
Forfeited	—	—	(423)	3.54
Outstanding – End of year	7,591	5.51	4,864	4.80
Options exercisable – End of year	4,510	5.03	2,834	4.25
On June 8, 2016, the Shareholders of the Company approved the amendment to the Stock Option Plan to increase the maximum number of Common Shares reserved for issuance under the Stock Option Plan from 10% to 12.5% of the outstanding Common Shares of the Company at the time of granting.
Therefore, the maximum number of Common Shares issuable under the Stock Option Plan is equal to 12.5% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at December 31, 2018, there were 85,500,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 10,688,000 options available for issuance under the Stock Option Plan. An aggregate total of 7,427,000 options are presently outstanding in the Stock Option Plan, representing 8.7% of the issued and outstanding Common Shares of the Company.
In addition, on May 2, 2016, the Company granted 200,000 inducement stock options to a new employee pursuant to Section 613(c) of the TSX Company Manual at a price of $2.92 (CA$3.66). These options vest in equal amounts over 36 months and are exercisable for a term of five years. In 2018 this employee exercised 20,000 (2017 - 16,000) of these options to hold 164,000. These options are recorded outside of the Company’s stock option plan.

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Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board of Directors approves the vesting criteria and periods at its discretion. The options issued under the plan are accounted for as equity-settled share-based payments.
A summary of the stock options granted pursuant to the Stock Option Plan for the years ended December 31, 2018 and 2017 is presented below:
Year ended December 31, 2018

Grant date	Grant price(5) US$	Grant price(5) CA$	Number
February 1, 2018 - Employees(2)	5.30	6.52	503
February 1, 2018 - Officers(2)	5.30	6.52	1,675
February 5, 2018 - Chief Executive Officer(2)	5.19	6.42	400
February 5, 2018 - Directors(1)	5.19	6.42	150
February 9, 2018 - Director(1)	5.09	6.40	50
February 22, 2018 - Director(1)	5.46	6.92	50
March 21, 2018 - Officer (3)	5.40	7.06	150
October 17, 2018 - New Employees (3)	5.93	7.70	25
			3,003

Year ended December 31, 2017

Grant date	Grant price(5) US$	Grant price(5) CA$	Number
January 20, 2017 - New Director (1)	2.74	3.65	10
January 27, 2017 - Employee (2)	3.02	3.96	25
February 9, 2017 - Chief Executive Officer (4)	3.20	4.21	1,050
February 9, 2017 - Officers(2)	3.20	4.21	747
February 9, 2017 - Employees (2)	3.20	4.21	89
February 16, 2017 - Directors (1)	3.62	4.73	50
April 26, 2017 - Officer (5)	6.95	9.45	50
April 26, 2017 - Employees (3)	6.95	9.45	183
April 26, 2017 - Directors (3)	6.95	9.45	100
June 23, 2017 - New Director (3)	6.40	8.48	50
July 5, 2017 - New Officer (3)	6.24	8.10	280
September 20, 2017 - New Employees (3)	6.19	7.59	60
October 25, 2017 - New Employee (3)	5.72	7.30	5
November 20, 2017 - New Employees (3)	5.13	6.56	30
			2,729

1.	These options vest in equal amounts over 12 months and are exercisable for a term of ten years

2.	These options vest in equal amounts over 36 months and are exercisable for a term of ten years.

3.	These options vest 12/36 on the 12-month anniversary date and thereafter 1/36 per month over the next 24 months and are exercisable for a term of ten years.

4.	One quarter of the options vested immediately, with the remainder of the options vesting each month in equal amounts over a period of 36 months and are exercisable for a term of ten years.

5.	Stock options are granted at a Canadian Dollar (CA$) exercise price, and converted to US Dollars (US$) based on the exchange rate when these stock options are granted.

Application of the fair value method resulted in charges to stock-based compensation expense of $6,860,000 for the year ended December 31, 2018 (2017 – $4,242,000) with corresponding credits to contributed surplus. For the year ended December 31, 2018, stock compensation expense has been allocated to research and development expense in the amount of $2,697,000 (2017 – $993,000) and corporate, administration and business development expense in the amount of $4,163,000 (2017 – $3,249,000).

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Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

If the stock price volatility was higher by a factor of 10% on the option grant dates in 2018, this would have increased annual stock compensation expense by approximately $308,000. If the stock price volatility was lower by a factor of 10% on the grant date, this would have decreased annual stock compensation expense by approximately $265,000.
The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted in 2018 and 2017.
The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.
The following weighted average assumptions were used to estimate the fair value of the options granted during the year ended December 31:

	2018	2017
Annualized volatility	55%	74%
Risk-free interest rate	2.04%	1.31%
Expected life of options in years	4 years	6.6 years
Estimated forfeiture rate	22.4%	25.5%
Dividend rate	0.0%	0.0%
Exercise price	$5.29	$4.12
Market price on date of grant	$5.29	$4.12
Fair value per common share option	$2.89	$2.79
The following table summarizes information on stock options outstanding as at December 31, 2018:

Options outstanding			Options exercisable
Range of exercise prices CA$	Number outstanding (in thousands)	Weighted average remaining contractual life (years)	Number outstanding (in thousands)
3.39 - 4.00	828	3.37	764
4.21 - 5.19	3,075	5.42	2,446
6.40 - 6.92	2,805	9.09	882
7.06 - 9.45	883	8.61	418
	7,591	6.92	4,510

13	Nature of expenses

	2018 $	2017 $
Research and development
Contract research organizations (CROs) and other third party clinical trial expenses	27,923	21,634
Drug supply and distribution	4,893	7,124
Salaries, incentive pay and employee benefits	4,260	3,065
Stock compensation expense	2,697	993
Travel, insurance, patent annuity fees, legal fees and other	1,609	1,114
	41,382	33,930

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Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

	2018 $	2017 $
Corporate, administration and business development
Salaries, incentive pay, director fees and employee benefits	4,600	4,239
Stock compensation expense	4,163	3,249
Professional and consulting fees	2,307	2,125
Rent, insurance, information technology and other public company operating costs	1,704	1,327
Travel, tradeshows and sponsorships	900	1,156
	13,674	12,096

14	Other expense (income)

	2018 $	2017 $
Finance income
Interest income	(2,234)	(1,040)
Loss on sale of short term investments	—	338
	(2,234)	(702)
Other
Revaluation adjustment on contingent consideration (note 10)	236	502
Foreign exchange loss (gain) and other	(67)	3
Loss on disposal of equipment	—	1
	169	506
	(2,065)	(196)

15	Income taxes
As at December 31, 2018, the Company has available Canadian non-capital losses in the amount of $163,144,000 (2017 – $117,232,000) and scientific research and experimental development expenditures (SRED) in the amount of $3,732,000 (2017 – nil) to reduce Canadian taxable income in future years. The Company has unclaimed investment tax credits of $1,926,000 (2017 – $1,409,000) available to reduce future Canadian income taxes otherwise payable.
The SRED expenditures do not expire. The losses and credits will expire as follows:

	Non-capital losses carried forward $	Federal investment tax credits $
2029	3,294	30
2030	2,341	50
2031	1,786	280
2032	7,425	184
2033	5,325	75
2034	13,032	131
2035	18,749	203
2036	21,140	206
2037	42,316	353
2038	47,736	414

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Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

As at December 31, 2018 and December 31, 2017, temporary differences for which no deferred tax asset was recognized were as follows:

	2018 $	2017 $
Deferred tax assets (liabilities)
Loss carry-forwards	44,264	31,700
Share issue costs	2,433	3,364
Deferred revenue and contingent consideration	1,207	1,175
Property and equipment	—	2
Intangible assets	1,248	1,507
SRED	991	—
Other	231	159
	50,374	37,907
Potential tax assets not recognized	(50,374)	(37,907)
Net deferred tax assets	—	—
Given the Company’s past losses, management does not believe that it is more probable than not that the Company can realize its deferred tax assets and therefore it has not recognized any amount in the consolidated statements of financial position.
The difference between the expected income tax recovery based on a 27.0% (2017 – 27.0%) Canadian statutory tax rate and the actual income tax expense recorded is summarized as follows:

	2018 $	2017 $
Expected recovery at the statutory rate	(17,312)	(19,135)
Non-taxable revaluation of warrant liabilities	2,688	6,459
Non-deductible expenses including stock compensation	2,157	1,418
Unrecognized deductible temporary differences	12,467	11,258
Income taxes related to foreign subsidiaries	73	—
Total income tax expense	73	—

16	Net loss per common share
Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the year. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the year ended December 31, 2018 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of stock options and warrants were not included in the computation of the diluted loss per common share for the year ended December 31, 2018 because to do so would be anti-dilutive.
The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	2018 $	2017 $
Net loss for the year	(64,120)	(70,792)

	Number	Number
Weighted average common shares outstanding	84,782	76,918
	$	$
Net loss per common share (expressed in $ per share)	(0.76)	(0.92)

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Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	2018	2017
Stock options	1,567	1,222
Warrants (derivative liabilities)	2,420	2,415
Warrants (equity)	—	632
	3,987	4,269

17	Segment disclosures
The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.
The following geographic information reflects revenue based on customer location.

	2018 $	2017 $
Revenue
United States	345	300
China	118	118
	463	418

18	Supplementary cash flow information
Net change in other operating assets and liabilities

	2018 $	2017 $
Accounts receivable and accrued interest receivable	(108)	(23)
Prepaid expenses, deposits and other	(5,094)	2
Clinical trial contract deposits	90	(448)
Accounts payable and accrued liabilities	(888)	2,168
	(6,000)	1,699
Interest received	2,148	973

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Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

Cash flows from financing and investing activities:

	Short term investments	Contingent consideration	Derivative warrants December 28, 2016	Derivative warrants February 14, 2014	Common shares	Warrants	Contributed surplus
Balance at January 1, 2018	7,833	(3,792)	(8,948)	(2,845)	(499,200)	(906)	(18,360)
Cash flow - Purchases	36,084	—	—	—	—	—	—
Cash flow - Proceeds from short term investment	(36,093)	—	—	—	—	—	—
Cash flow - Proceeds from exercise of warrants	—	—	—	—	(3,071)	—	—
Cash flow - Proceeds from exercise of options	—	—	—	—	(943)	—	—
Non-cash changes - Conversion to common shares	—	—	—	—	(1,436)	906	530
Non-cash changes - Fair value adjustments	—	(236)	(6,527)	(3,427)	—	—	—
Non-cash changes - Stock based compensation	—	—	—	—	—	—	(6,860)
Non-cash changes - Opening adjustment on change in accounting policy	78	—	—	—	—	—	—
Non-cash changes - Other	(13)	—	—	—	—	—	—
Balance at December 31, 2018	7,889	(4,028)	(15,475)	(6,272)	(504,650)	—	(24,690)

Balance at January 1, 2017	—	(5,440)	(7,405)	(1,733)	(299,815)	(971)	(17,017)
Cash flow - Purchases	97,996	—	—	—	—	—	—
Cash flow - Disposals	(90,018)	—	—	—	—	—	—
Cash flow - Payments made	—	2,150	—	—	—	—	—
Cash flow - Net proceeds from public offering	—	—	—	—	(162,324)	—	—
Cash flow - Proceeds from exercise derivative warrants	—	—	8,596	88	(8,684)	—	—
Cash flow - Proceeds from exercise warrants	—	—	—	—	(232)	—	—
Cash flow - Proceeds from exercise options	—	—	—	—	(3,912)	—	—
Non-cash changes - Conversion to Common Shares	—	—	3,825	8,760	(21,334)	65	2,899
Non-cash changes - Fair value adjustments	(78)	(502)	(17,808)	(10,973)	(2,899)	—	—
Non-cash changes - Stock Based Compensation	—	—	—	—	—	—	(4,242)
Non-cash changes - Other	(67)	—	3,844	1,013	—	—	—
Balance at December 31, 2017	7,833	(3,792)	(8,948)	(2,845)	(499,200)	(906)	(18,360)

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Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

19	Related parties
Compensation of key management
Compensation awarded to key management was composed of the following:

	2018 $	2017 $
Salaries and short-term employee benefits	2,042	2,961
Bonuses accrued or paid	879	1,300
Severance costs	—	544
Director fees	446	217
Stock-based compensation	4,971	3,560
	8,338	8,582
In 2018 the Company defined key management as Directors and executive officers whereas in 2017 the Company's key management was defined as all Directors and officers. This change in definition is a result of the Company's continued growth and the hiring of additional personnel, requiring a narrower focus on the definition of key management. In 2017, compensation for Directors and executive officers was $6,812,000.

Other
Stephen P. Robertson, a partner at Borden Ladner Gervais (BLG) acts as the Company’s corporate secretary. The Company incurred legal fees in the normal course of business to BLG of $152,000 for the year ended December 31, 2018 ($255,000 for the year ended December 31, 2017). We have no ongoing contractual or other commitments as a result of engaging Mr. Robertson to act as our corporate secretary. Mr. Robertson receives no additional compensation for acting as the corporate secretary beyond his standard hourly billing rate.
The outstanding contingent consideration payable to ILJIN, an affiliated shareholder, is the result of an Arrangement Agreement (the Arrangement Agreement) completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. At December 31, 2017, pursuant to the Arrangement Agreement, payments of up to $7.85 million may be payable and are based on the achievement of pre-defined clinical and marketing milestones. The contingent consideration payable to ILJIN is more fully discussed in note 10 of the audited consolidated financial statements for the year ended December 31, 2018.

20	Commitments and contingencies
The Company entered into an agreement, effective June 1, 2014, to sublease 5,540 square feet of office and storage space at its head office location in Victoria, British Columbia. The sublease is for a term of five years. On December 6, 2018 the Company signed a commitment letter and entered into a new sublease on January 28, 2019 to rent 9,406 square feet of office and storage space at the existing location effective June 1, 2019. The new sublease is for a term of three years, the Company has the ability to cancel upon twelve months notice. The estimated base rent plus operating costs for the period from January 1, 2019 to May 31, 2019 is approximately $11,000 per month increasing to approximately $21,000 per month for the period of June 1, 2019 to May 31, 2022.
The Company entered into an agreement on November 14, 2014 to lease 1,247 square feet of office space for a term of two years commencing on January 1, 2015 for the Edmonton, Alberta registered office where the Company’s finance group is located. The lease was subsequently renewed until December 31, 2019 at a cost of approximately $1,400 per month on the same terms as the original lease.
The Company incurred rent expense, including base rent and operating costs of $168,000 for the year ended December 31, 2018 and $143,000 for the year ended December 31, 2017.
The Company has entered into contractual obligations for services and materials required for its clinical trial program, drug manufacturing and other operational activities.

(23)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

Future minimum lease payments for its premises and the minimum amount to exit the Company’s contractual commitments are as follows:

	Operating leases $	Purchase obligations $
2019	208	12,568
2020	241	6,051
2021	246	71
2022	105	8
	800	18,698
Contingencies

i)
The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ii)
The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)
The Company entered into an agreement dated February 14, 2014 whereby the Company is required to pay a third party a royalty equivalent to 2% of royalties received on the sale of voclosporin by licensees and/or 0.3% of net sales of voclosporin sold directly by the Company. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then the Company would be required to pay 0.3% of the value attributable to voclosporin in the transaction.

iv)
The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements.

21	Capital management
The Company's objective in managing capital, consisting of shareholders' equity, with cash, cash equivalents and short term investments being its primary components, is to ensure sufficient liquidity to fund research and development activities, corporate, administration and business development expenses and working capital requirements.The capital management objective of the Company remains the same as that in the previous period.
Over the past two years, the Company has raised capital via a public offering, the exercise of warrants and stock options and draw-downs subsequent to year end under our November 30, 2018 ATM facility as its primary sources of liquidity, as discussed in note 12 - Share capital.
As the Company's policy is to retain cash to keep funds available to finance the activities required to advance the Company's product development it does not currently pay dividends. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

22	Financial instruments and fair values
As explained in note 2, financial assets and liabilities have been classified into categories that determine their basis of measurement and for items measured at fair value, whether changes in fair value are recognized in the consolidated statements of operations and comprehensive loss. Those categories are fair value through profit or loss; FVOCI; and, assets and liabilities at amortized cost.
In establishing fair value, the Company used a fair value hierarchy based on levels defined below:

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Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

•	Level 1 – defined as observable inputs such as quoted prices in active markets.

•	Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3 – defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Company has determined the carrying values of its short-term financial assets and financial liabilities, including cash and cash equivalents, short term investments, accounts receivable, accrued receivables and accounts payable and accrued liabilities approximate their fair value because of the relatively short period to maturity of the instruments. Information on the fair value of contingent consideration is included in note 10, and information on the fair value of derivative warrant liability is included in note 11.
Financial risk factors
The Company’s activities can expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

•	Liquidity risk
Liquidity risk is the risk the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage, as discussed in note 21. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s budget, as well as any material transactions out of the ordinary course of business. The Company invests its cash equivalents in US denominated term deposits with 30 to 90-day maturities, and short term investments consisting of bonds and treasury notes issued by banks with maturities not exceeding two years to ensure the Company’s liquidity needs are met.
All of the Company’s financial liabilities are due within one year except for the contingent consideration, as described in note 10, and the derivative warrant liabilities, as described in note 11.

•	Interest rate risk
Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents are comprised of highly liquid investments that earn interest at market rates and the short term investments are comprised of low risk bank bonds with a maturity of two years or less. Accounts receivable and accounts payable and accrued liabilities bear no interest.
The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company’s exposure to interest rate risk as at December 31, 2018 is considered minimal as the majority of its financial resources are held as cash and cash equivalents.

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Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2018 and December 31, 2017
(expressed in US dollars, tabular amounts in thousands)

•Foreign currency risk
The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk variations in exchange rates between the US dollars and foreign currencies, primarily with the Canadian dollar, will affect the Company’s operating and financial results.
The following table presents the Company’s exposure to the Canadian dollar:

	2018 $	2017 $
Cash and cash equivalents	364	125
Accounts receivable and accrued interest receivable	24	28
Accounts payable and accrued liabilities	(1,677)	(1,657)
Net exposure	(1,289)	(1,504)

	Reporting date rate
	2018 $	2017 $
CA$ – US$	0.733	0.797
Based on the Company’s foreign currency exposure noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the CA$ would have increased the net loss by $128,000 assuming all other variables remained constant. An assumed 10% weakening of the CA$ would have had an equal but opposite effect to the amounts shown above, on the basis all other variables remain constant.
Credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and short term investments which were held at three major Canadian banks. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in expected loss.

23	Subsequent events
ATM Facility
Subsequent to year-end the ATM Facility as described in Note 12a was fully utilized resulting in gross proceeds of $30,000,000 upon the issuance of 4,608,000 common shares at a weighted average price of $6.55. The Company incurred share issue costs of $1,170,000 including a 3% commission of $900,000 paid to the agent and professional and filing fees of $270,000 directly related to the ATM.
Stock Options
Subsequent to year-end, the Company issued 377,000 common shares upon the exercise of 377,000 stock options for proceeds of $1,304,000 and granted 1,365,000 stock options to the officers, directors and employees of the Company at a weighted average price of $6.06 (CA $8.04). In addition, 234,000 stock options were forfeited.
Exercise of derivative warrants related to February 14, 2014 private placement offering
Subsequent to year end, the 1,738,000 derivative warrants outstanding at December 31, 2018 related to the February 14, 2014 private placement offering, were exercised. Certain holders of these Warrants elected the cashless exercise option and the Company issued 687,000 common shares on the cashless exercise of 1,274,000 Warrants. The remaining 464,000 warrants were exercised for cash, at a price of $3.2204 and the Company received cash proceeds of $1,494,000 upon the issuance of 464,000 common shares.
Pursuant to the exercise of these warrants, the Company will transfer $5,919,000 from derivative warrant liabilities to equity (common shares) and record an adjustment of $352,000 through the statement of operations and comprehensive loss related to the change in estimated fair value of derivative warrant liabilities in the first quarter ended March 31, 2019. As a result, the derivative warrant liability of $6,271,000 at December 31, 2018 related to the February 14, 2014 private placement offering has been extinguished upon the exercise of the aforementioned warrants.

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